GREENTECH TRANSPORATION INDUSTRIES INC.
                          7000 Merrill Avenue, Suite 31
                                 Chino, CA 91710
                Telephone (909) 614-7007 Facsimile (909) 614-7007
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                                                               November 16, 2010


Ms. Amanda Ravitz
Branch Chief - Legal
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Greentech Transportation Industries Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed October 29, 2010
    File No. 333-169251

Dear Ms. Ravitz,

Thank you for reviewing our registration statement. In response to your comment letter (dated November 15, 2010) we have amended the registration statement and provide the following information.

Risk Factors, page 4

     1. We have revised to add a risk related to our assumption that Chinese bus manufacturers will supply a prototype under the proposed distribution agreements at no charge and any effect we believe it will have on the Company if such prototypes are not provided free of charge. We have also disclosed that we have no such distribution agreements of any kind at this time.

Description of Our Business, page 14

Principal Products or Services and their Markets, page 14

     2. We have revised to disclose in greater detail how we will generate revenues as a distribution channel for Chinese bus manufacturers.

Management's Discussion and Analysis or Plan of Operation, page 20

Liquidity and Capital Resources, page 22

     3. We have revised to disclose in greater detail the long-term demands on liquidity that will accompany the implementation of our business plan and continued operations on a going forward basis.

Directors, Executive Officers, Promoters and Control Persons, page 24

Executive Biographies, page 25

     4. This section has been revised to include the business activities of Phillip and David Oldridge from December 2009 to present and the fact that all three of the directors devote full time services to the Company.

Sincerely,


/s/ Phillip W. Oldridge
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Phillip W. Oldridge
CEO & Director